Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of

Subject Company: 1-10294

On September 13, 2005, Capital One Financial Corporation participated in a conference hosted by Lehman Brothers.

Additional Information About the Capital One Financial Corporation/Hibernia Corporation Transaction

In connection with the proposed merger of Hibernia Corporation with and into Capital One Financial Corporation, Capital One will file with the SEC a post-effective amendment to its Registration Statement on Form S-4 that will include a new proxy statement of Hibernia that also constitutes a prospectus of Capital One. Hibernia will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Capital One and Hibernia with the SEC at the SEC's website at http://www.sec.gov. The proxy statement/prospectus (when available) and the other documents also may be obtained for free by accessing Capital One's website at http://www.capitalone.com under the tab "Investors" and then under the heading "SEC & Regulatory Filings" or by accessing the SEC homepage at www.sec.gov.

Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Hibernia stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Capital One's executive officers and directors in its definitive proxy statement filed with the SEC on March 21, 2005. You can find information about Hibernia's executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2005. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

Forward-looking statements

Information in this conference transcript contains forward-looking statements, which involve a number of risks and uncertainties. Capital One and Hibernia caution readers that any forward-looking information is not a guarantee of future performance and the actual results could differ materially from those contained in the forward-looking information. Among the factors that could cause actual results to differ materially are the following: the impact of property, credit and other losses expected as the result of Hurricane Katrina; the amount of government, private and philanthropic investment, including deposits, in the geographic regions impacted by Hurricane Katrina; the pace and magnitude of economic recovery in the region impacted by Hurricane Katrina; the potential impact of damages from future hurricanes and other storms; the failure of Hibernia stockholders to approve the transaction; continued intense competition from numerous providers of products and services which compete with Capital One’s or Hibernia’s businesses; an increase or decrease in credit losses (including increases due to a worsening of general economic conditions); financial, legal, regulatory or accounting changes or actions; changes in interest rates; general economic conditions affecting consumer income, spending, repayments and savings; the amount of, and rate of growth in, Capital One’s and Hibernia’s expenses (including salaries and associate benefits and marketing expenses); Capital One’s and Hibernia's ability to execute on their respective strategic and operational plans; the ability of Capital One and Hibernia to recruit and retain experienced personnel to assist in the management and operations; the risk that the businesses of Capital One and Hibernia will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction with Hibernia may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and other risk factors listed from time to time in Capital One’s and Hibernia’s SEC reports, including, but not limited to, the Quarterly Reports on Form 10-Q for the quarter ended June 30, 2005.

A copy of the transcript of the conference follows:

CORPORATE PARTICIPANTS

Bruce Harting

Lehman Brothers - Analyst

Rich Fairbank

Capital One Finance Corporation - Chairman, CEO

CONFERENCE CALL PARTICIPANTS

Josh Steiner

Lehman Brothers - Analyst

PRESENTATION

Bruce Harting - Lehman Brothers - Analyst

Okay. Sorry I'm a little late. Bruce Harting here with Capital One Financial. So happy to have Rich Fairbank back, Founder, Chairman and CEO of Capital One. You have had a hectic week and a half or two since the hurricane, so we really look forward to your comments.

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Capital One is definitely one of our favorite, if not our favorite, names in terms of the growth and the innovation the Company has had. And I just hope that within a year, as the Company transforms into a diversified consumer finance company, or call it a bank, that investors will be in a win-win situation. Whether the Company gets back to anything approaching its historic multiples, close to a market multiple, or even a high regional bank multiple, I think you are looking at several PE points of appreciation in the name.

Rich is somebody many investors and I think very, very highly of in terms of the innovation he has brought to the credit card business, and also a hockey player, like myself. I don't know how you quite get that in with seven children. But look forward to your comments here, Rich.

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

Thank you very much, Bruce. I hope I am better at running Capital One than at hockey, because if you saw one of my games, you'd see primarily it is the exercise that is the value; not the skill level.

It is great to be here. Obviously, this is my first public appearance since the big news about New Orleans. In my little to-do list of ten things to do before closing a bank, I didn't notice on the back there was an 11th that said weather the big natural disaster there. So there was a great opportunity for decision-making under uncertainty. I will come back to that in just a second.

Let me just say that my favorite format for these kinds of things is actually just Q&A. So I'm going to open up in a few minutes to Q&A, and I am sure you've got questions about, among other things, the Hibernia situation. But what I would like to do just before I open it up to Q&A, for those who have not seen or recently seen a Capital One presentation, I would just like to talk about a few things that deeply drive where we're going as a company. Maybe because of my background -- many, many years as a strategy consultant, and I can't necessarily get it out of my blood -- but I believe deeply that strategy is less about what a company chooses to do and much more about one's vision of where the market is going. I believe that is where the heavy lifting in strategy is -- figuring out where the market is going. And if you have a good sense of that, it is usually pretty obvious what the limited number of choices that one has.

So my approach has always been to share with Wall Street a sense of the world that I see, that the end game or the destination, and then I think everything we do sort of works backwards from that. This started years ago in building Capital One, when we felt that credit card business, unbeknownst to folks in the banking industry, was going to be the first consumer business, in financial services or beyond, that technology and information enabled to get to that end game that I still believe to this day is where consumer businesses in general are going, which is to mass customization. And the credit card, for reasons I won't go into here, I think has been on the forefront of that, and I have always believed that building a credit card company puts one in position to then be at the forefront when other dams break and other businesses, to go leverage those opportunities in a similar way to how we did it in the credit card business.

But in addition to the end game of sort of mass customization driven by information and technology, there is also in consumer banking space, sort of the space of consumer lending and deposit business, there is to me an incredibly obvious end game related to consolidation that I want to lay out here for just a second, because I think you will see so clearly how we fit into this. And when I talk about consolidation, everybody yawns because who in this room doesn't believe consolidation is happening? Who doesn't see it happening? Just the purchase of WFS yesterday by Wachovia is another reminder of that.

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But are a lot of nuances around consolidation that make all the difference in terms of the choices that companies make. To me, my personal world view of the consumer banking space really goes back to a great sense of appreciation, something that happened in 1926, when Senator McFadden successfully won the prohibition against interstate banking. And it’s an ironic thing that here, approaching 100 years later, we are still -- the big things that are happening in this space are fundamentally the very belated consolidation of the industry.

And important -- so after 70 years -- or 50 years of not much happening, one of the really big things that happened is the rise of the monolines that happened in the '90s. And one of the significant things about the monolines is companies like Capital One that didn't have a local footprint, that didn't therefore define business in the context of locals, uncorked the massive latent, inherent national scale in consumer lending -- I will get to deposits in a minute, because I think it is a very different story.

So the power of information scale, processing scale, brand scale and the various things that are at a tremendous pace now being leveraged, you see the story of consolidation playing out first in the credit card business. I think what you see happening in the card business will happen in virtually every other consumer lending space. Right now, there is a sort of in the window of consolidation auto finance, mortgages, student lending and home equity are in that very kind of ripe space where there is going to be a lot of growth and a lot of consolidation. Some businesses, like installment loans, small-business lending, are still actually in the fragmented stage, still waiting for the dams to break.

As is often the case, though, that those that tend to catalyze revolutions don't always live to the end game. While the monolines, I think, helped catalyze a lot of this stuff, as we have argued for many years, the monoline model is fundamentally a flawed model in several ways. In terms of limited diversity -- the lack of diversification, higher cost of funding, and ultimately, the reliance, putting all of one's eggs in the basket of one particular business. And that, as that hits maturity, I think there is a growth limitation in the end -- something we saw happen to MBNA.

So what we have always felt in the consumer lending space is that the winners will be those who have multiple, national-scale consumer lending businesses, and that the big window of opportunity to enjoy the growth that comes from this and the key time to position oneself to be an end game player is over the next few years. The interesting thing is that most of the people in the consumer lending space are -- many of the players are still local banks, struggling how to make the economics work when competing against national players, and I think it is a very difficult thing.

On the deposit side, you see also a lot of consolidation going on. We believe it's a very different story. While a lot of folks are trying to achieve national scale, I believe deeply in the -- I think the data support this -- it is very much a local scale business. If you look at the fundamental economics between a Bank of America, a Citibank or a Chase, versus a Hibernia, for example, which we, of course, have a deal with, there are strikingly similar economics on the deposit side; you would never see that on the consumer lending side, I think.

So the deposit business is really very much about local scale. When you see local-scale positions like Hibernia has and the advantages they have over other players without that local scale, it is pretty devastating advantage. So I think the winners in the end game of consumer banking will be the companies that build multiple, national-scale consumer lending businesses and build an appropriate deposit size business to support the funding and the diversification of the business, where those deposit businesses have strong local scale. I do believe also over time deposits will nationally consolidate; the consolidation will be around the context of multiple local-scale businesses.

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Another key thing I think that is absolutely inevitable in the end game of consumer banking is the rise of national brands. For most banks, like Chevy Chase Bank in my neighborhood in Washington D.C., it is a tremendous local brand. But outside of the local context, it is not a well-known brand, and so it seems to me an incredibly inevitable as things go national, the importance of national brand will be right there along with it. Interestingly, only a handful of consumer banking institutions have broken away from the pack in order to build national brands. We all are investing hundreds of millions of dollars in the building of these brands, and I think that over time that is going to be a significant defining difference as financial services evolves.

Right now is a critical window for companies to stake out a position. You have a national scale growth platform in the consumer lending businesses they want to get into, to enjoy the growth and inevitably the consolidation that happens in those businesses, and it certainly also a time to stake out a local scale in deposit positions. So in the context of all of that, it seems probably not surprising what we have done at Capital One.

We went first into the credit card business. We believed that was going to be on the forefront in many ways of where the world was going, and we've built one of the nation's largest credit card companies. From the national platform and the scale and the experience that that provided, we have subsequently entered the auto finance business, where we are now the nation's third largest auto lender, excluding the auto manufacturers. We have built national-scale positions in installment lending and in small business. We recently entered the home equity business, where we have a national business, but it is certainly not yet of national scale; it has a long way to go in that business.

Believing that the monoline model without the deposit balance is still an unbalanced model, we have also entered the banking business, and through the acquisition of Hibernia, if you look at what Hibernia has, it has one of the nation's most dominant local-scale positions in Louisiana and also a very promising growth platform in Texas. I think we have a lot of work to do between now and sort of this evolving end game in consumer banking space, but I think Capital One is well-positioned to continue to succeed, and I will define success from a couple of different perspectives.

The first key to success is to ensure there are continued growth opportunities. By positioning our Company as a consolidator, as a skill set, as a fundamental strategy in the context where most of the people we are competing against are on the receiving end of consolidation, I think gives us a chance to get exceptional growth. At the same time, though, it's very important that we be well-positioned for where the world is going. So over the window of time -- that in some cases it's a few years; in other cases, it is more years than that -- we're trying to work backwards from being in position to succeed in the near-term as well as be well-positioned to be competitive as consolidation continues to happen, in the meantime, of course.

But for the rank and file, when I go out there, we are mostly defined by the "what is in your wallet" campaign on television. But I think in the end, that is going to generate some pretty important advantages in the marketplace for us. So that is really what our strategy is at Capital One and it is very much driven by working backwards from where the world is going. And at this point, I would like to open it up for any questions.

QUESTION AND ANSWER

Bruce Harting - Lehman Brothers - Analyst

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Why don't I moderate a little bit, and start off with the obvious, I guess. Can you talk about hurricane and how you came up with the price adjustment and anything else you can say with regard to timing and methodology for measuring potential loss within the Hibernia product line?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

Bruce, obviously this was a classic case of decision-making under uncertainty. And anything that I am about to say about the due diligence that I think was most rigorous we could do within the context of the situation. I want to underscore that the best one can do is get general kind of estimates of thing, and there is a lot of intuitive. This is more of an art than a science.

But nonetheless, over the last couple of weeks, and one of the most interesting and challenging couple of weeks that I have spent since starting this company, we mobilized due diligence on a variety of fronts. It started with working with Hibernia, who have been incredibly cooperative in sharing with us their loan information and so on. So in terms of looking at the loan book, Hibernia went through a very detailed analysis of their commercial loans, contacted a lot of their large commercial customers. They reviewed every large commercial loan and a sampling of the small business and consumer loans.

We rehired the commercial expert that we had hired -- commercial lending expert that we had hired to do our original due diligence on the acquisition of Hibernia, and ourselves reviewed a random sample of loans large to small, as well, to do our own due diligence, even as we worked with Hibernia. We looked at all of the facilities -- I mean, we got an assessment from Hibernia of all of the facilities. We have been working pretty closely with them and have some inside looks at a lot of them. I think we got comfortable that their operation, in terms of systems and being able to continue to deliver service to be customers, was intact. We did a helicopter fly-over. We were able to get a time slot to get a helicopter fly-over with both our head of integration, who happens to have been a former banker from New Orleans who knows the area well, and a facilities expert, sort of an engineer, basically, to do a helicopter fly-over and do the best assessment that we could do from the air.

We hired a natural disaster expert -- I didn't really know there were such things, but there are people out there -- kind of a well-renowned expert who has spent his life actually studying natural disasters, and longitudinally study what happens to businesses and individuals over long periods of time and cities following natural disasters. We did scenario modeling -- or also -- sorry -- we went out and did the best we could in a relatively limited period of time to look at what happened to banks who had been in disaster areas. Big banks, community banks, even community banks whose sole business was in areas of disaster. We had heard -- it's sort of conventional wisdom that floats around the banking industry -- that there is a net flow of funds from governments and insurance companies, actually, to banks in the process of natural disasters. We certainly while intuitively could see that argument, we wanted to actually see if we could validate it for ourselves.

By the way, what we found in that was -- again, and this is far from rigorous definitive analysis -- but what we saw was indicative of some robust strength of banks -- write-downs to start with and then actually an echo of sort of some of the participating in the boom of both deposits and lending that comes in the rebuilding of the city. Our disaster expert cautioned us, just because you saw it in other areas doesn't mean that you're going to see it in New Orleans. He was cautious about the magnitude of what was happening in New Orleans and reminded us in the end that we can do all of the best analysis we can do, but nobody for sure really knows what is going to happen here, how long it will take to really get activity regoing in New Orleans.

But in the context of all of that due diligence, and in a sense, pricing in uncertainty itself, we felt that $500 million was the right reduction in the price, that there is a lot of value to go ahead and

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continue with Hibernia, the momentum, the relationship, and to remove some of the big cloud of uncertainty that could overhang them, thought that the difference was significant, the price tag associated with that uncertainty and what had happened. And we sat down with Hibernia and came to a mutual agreement on this price reduction, and I feel very comfortable that we have done it in the context of continuing the very solid relationship we have with the folks at Hibernia, and I think people are really ready to move on.

Unidentified Audience Member

(Inaudible question - microphone inaccessible) is the credit company going to be compensated differently, different metrics, different goals?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

Okay. I got a sign here that says, "repeat the full questions for the webcast." Walter's question is what about the compensation for Hibernia managers and how does that compare with Capital One compensation in places like our auto finance business?

We have found with every company that we buy their compensation system is different from our own. So what -- we don't on day one walk in and just impose the new compensation system. What we are working with all of our acquired companies to do is to create something that has certain shared elements about actually all of our HR practices and something that also very much allows for the customization for different institutions and different local -- in the case of compensation -- local pay scale. So I think what we will end up with Hibernia is still something that very much preserves the local character of their HR practices, while very much still embodying the whole culture and philosophy and practices of excellence that have been the hallmark of Capital One. We still have more work to do in terms of the specifics of that, Walter.

Unidentified Audience Member

How you determined (Inaudible question - microphone inaccessible) you could have delayed it, it would have provided better information, while you would never (indiscernible) information, but how did you determine moving from September 1 to September 7?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

Okay. I think in the microphone, the essence of the question was captured. In our contract, September 7 was the date that -- although we had provisionally set September -- the mutual understanding with Hibernia that it would be September 1, September 7 was actually the scheduled closing date of this deal. So I think it provided an appropriate deadline, if you will, for us to collectively make the determination that -- do we have enough information to be comfortable proceeding together with this transaction. And around the sort of natural deadline, if you will, I think we all worked hard to make the assessment that we did. And I think we felt that a week or -- I am not sure how much more we would have known in a week or a month; certainly we would know more, and that trades off with the likely sort of damage to the relationship and some of the momentum that together we were building with this franchise. But to me, in order to proceed within the context of the September 7 date, it was important, though, that the revaluation of the price happened to compensate for the uncertainty and the potential damage.

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Unidentified Audience Member

Are there any -- can you speak, or is it too early to talk to the issue of fair valuing the assets, and will you be able to report in the 10-Q on time or do you see any problems with your accounting firm signing off on delinquency numbers, and are those with regard to asset impairment?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

First of all, the first really good look that you all will get on asset impairment is Hibernia's third-quarter earnings announcement, where you will see their estimate of impairment as they can best account for it at that time. We don't see any projected delays in -- I haven't heard any from Hibernia and we certainly don't see any projected delays ourselves in being able to close our books or make the appropriate determinations that we need to. But I think the important move at this point is for Hibernia coming out with their assessment of what write-downs they see in the third quarter.

Unidentified Audience Member

Can you speak to -- there's a lot of theoretical discussion of the impact of the massive amount of billions of dollars of federal money going into the region. Has that factored in any way into your decision to go forward? Or if not, can you just speak to what you have heard from a local level as far as where that money will be directed first? Will it all go toward relief of people who have lost homes, or what is the order of magnitude toward the oil industry and the distribution channels and things like that? There seems to be a fair amount of positive thinking about that reinvestment into the region?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

We certainly don't have a segmentation of where we see that money going. In many ways, we sort of tallied up a ledger of sort of the negative arguments and the positive arguments associated with what might happen here. I think that the unprecedented amount of federal aid is certainly a very red letter item on the positive side. But I do want to say that also offsets -- and it's not an accident that it does -- it offsets in many ways the unprecedented nature of the magnitude of what we're dealing with here.

So net-net, it certainly was comforting to us that that much aid would be forthcoming. I think in the nature of the political situation here, there is going to be a large incentive for President Bush and others to make sure that a lot of aid goes there. But we did not explicitly factor in what share of that money that we get. But it gave me intuitively -- and I am speaking intuitively here -- the fact that New Orleans has certain key parts of its economy that are unique to New Orleans, that would give rise to the rebuilding of those as opposed to trying to rebuild them elsewhere, certainly gives me comfort, combined with the magnitude of federal effort that will be very focused on the rebuilding of New Orleans.

Now that is not to say that certain businesses that are not fundamentally tied to what is uniquely happening from a commercial point of view in New Orleans might not in the meantime relocate themselves, as well as many people. So our own view tried to encompass scenarios that included some of those people really frankly never coming back. I certainly think the federal money will

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be very focused on the rebuilding of New Orleans, and from everything we have gathered from every other thing we have looked at, is that banks are right there in the center of that rebuilding process.

Let me also say that as we looked at the potential leakage of economic value, if you will, out of New Orleans, some of it will leak into Louisiana, where Hibernia really across the board from Louisiana, has the leading share, so in some sense, I think we should be able to recapture our share of that. Some leakage into Texas, where Houston is the biggest place that we are in Texas; some leakage there, I think we can recapture as well. But I think it is fair to assume that there is also leakage outside of the system that we don't recapture.

Unidentified Audience Member

You highlighted at the beginning the need for multiple lines of business and national scale. And you also highlighted that we were on the cusp of consolidation amongst many of those lines. Perhaps you could share some thoughts on some of business where you don't have that national scale. Your thoughts of organic growth versus acquisitive growth; and on acquisitive growth, what are the parameters by which you want to stand by?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

If you look at -- we tend to array the consumer lending businesses -- a very useful way to array them is by how consolidated they are. So if you look at what share the top 10 players have of all the assets in the business, you have credit card at about 90%. At that, for the sake of the terms here, let's call that consolidated. The four businesses -- and then sort of below 15% is sort of fragmented and that is where installment loans and small business are. And then you have auto finance, home equity, mortgages, and student lending that are in the sort of 40 to 60% consolidation range. And we have also done time series on these and it's pretty dramatic, the share gains in the top 10 -- in fact, pretty much in all of those businesses, all of the share gains -- excuse me -- all of the share change in the industry on a positive side is happening to those top 10 players, and pretty much all of the share loss is happening to the smallest players on the other end of that.

When we look at this, to me the beacon of how to play this game well is the auto finance business. We're actually better positioned there than we have been at an equivalent point in time in the credit card business. Because we are already, from a size point of view, like I said, the third-largest auto finance player, not including the captives, and among the large players have the most rapid indigenous growth and I think are very well-positioned -- I will come back to that -- in the auto finance business. And there are still years left in the consolidation, and therefore, I think the exceptional growth in that business. So that is kind of a model of where we would like to be.

By the way, how did we get there? We bought -- and this is a really critical thing for us -- we bought a growth platform. Having threshold scale to be able to compete in these businesses is crucial. Buying into the end game, I think, can position one well, but it doesn't -- it loses sight of another one of the most sacred tenants to me in running a company, and that is a term I call preserve your doublings. To me, the key is, from an acquisition point of view, to buy the necessary scale; and to us, since we have been a growth company over the years, it's about buying growth platforms. So that we don't spend all of our energy trying to put in the billing systems and the infrastructure to have the scale where you can compete.

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But then still after getting the threshold scale, to allow to get as much of the growth as we can indigenously, because that is where a lot of the true value creation comes. So if you look at the model of auto finance, we bought -- we spent $60 million to buy Summit Acceptance Corporation years ago, and we have gone from there to where we are now in the auto finance business. Along the way we did do two other acquisitions to fill out our geographical and/or the portions along the critic spectrum where we were not. But still, most of the growth has come from indigenous growth.

So when we look at the home equity business, I am daunted, frankly, by the amount of consolidation that has already happened -- I don't know -- it is somewhere around 50% or so the top 10 players have, and the rate of growth of the business is the most among the business. I am not daunted by that; I like rapid growth, unless they take it out of the card business, which is another issue the card business faces. But with respect to that business, there aren't any monolines to buy in that particular space. We bought a national Internet-based platform. But when you work backwards from during the window of consolidation how fast we would need to grow in the home equity business, to truly be in a position similar to credit cards or auto finance, to be when "the music stops," to speak metaphorically, that would be an unnatural amount of credit risk to put on the portfolio to grow the portfolio that fast, even if we could pull it off from an origination point of view.

So what we are doing is leveraging the broker model, because the most important scale to generate is origination scale. And so we are, as fast as we can, building up our origination capability. We're going to sell the significant majority of the loans, and as a combination of leveraging the cross-sell to one of the nation's largest customer franchises, the broker business origination as fast as we can do it and also the home equity origination that comes out of our baking business. That is how we would do it.

It's a pretty daunting task. I think we can do it without taking a lot of credit risk. But if you have skepticism that we can get to where we need to be in the number of years we have to do it, that is appropriate skepticism. It's certainly a significant challenge; we are going to work hard to do that. You can't do everything in every line of business to where we would love to be, but we're certainly going to work hard at it.

We're very focused, again, on positioning ourselves during the window of opportunity in the right way and the right markets, and that is certainly one I think that is an important one for us.

Bruce Harting - Lehman Brothers - Analyst

I think we have time for one more. I just want to acknowledge Josh Steiner, who co-covers Capital One with me at Lehman. Josh, do you have a question? I saw your hand raised.

Josh Steiner - Lehman Brothers - Analyst

Could you talk a little bit -- do you think it's a risk at all that the Hibernia acquisition, which obviously was supposed to go quite smoothly, now becomes a little bit of a time drain on your energies and other senior management going forward at a time when, obviously, your focus is going to be required elsewhere? And then secondly, and separately, maybe you can just give us an update on the core business, how credit cards are doing, what the prospects are, and in the auto finance business?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

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Yes, the core business -- maybe we should talk about that. Let me first of all comment, I doubt Hibernia is going to -- I doubt the situation in New Orleans is going to personally become a time sink for me. I think a more relevant question is for our people who are living this everyday, the franchise that we bought and the prospects to grow in Texas and so on, part of what we evaluated in our due diligence here was, again, you can't quantify it, but an assessment of how much management distraction is there here and what does that do to the trajectory of all the other things we are trying to do?

Because remember at the end of the day, we didn't buy Hibernia for its earnings, we didn't buy Hibernia for its balance sheet. Those are nice; but we really bought Hibernia for being the growth platform to help us get to the next level. So Hibernia had had already, even prior to the hurricane, organized, taken a very talented executive out to run Texas expansion separately; they've got a lot of momentum going toward their growth strategies. And I am pretty bullish that their momentum can continue on that. I think if they were a stand-alone company, where one of the key limitations to being able to expand is actually just can you afford it in this quarter's earnings, given that they are facing write-downs in the short term could put some pressure on that.

I think in the larger context of Capital One and our massive investments that we do in all of our growth businesses, I feel comfortable we can certainly get past that. So I have my eye on -- and I can't assess yet to what extent -- how big is sort of the management distraction -- I think it is certainly a factor there. On the other hand, though, there has also been a significant injection, and planned more significantly over time, from Capital One to help stabilize some of the things in Louisiana, on the one hand, and on the other hand to help accelerate the growth on the other hand.

So again, I think it is -- part of our confidence to go forward is that we felt that the momentum would still be there. But certainly, I want to acknowledge that the job's a little harder than it was on August 27.

Bruce Harting - Lehman Brothers - Analyst

Maybe on the core business, are you available for the break? Say a few words, and then are you available for a breakout afterwards?

Rich Fairbank - Capital One Finance Corporation - Chairman, CEO

The core business. The poor old credit card business gets a little beaten up at times because it is -- it was a once very rapidly growing business that is now as an industry growing substantially slower. I always point to the credit card business as almost everything I see going on in the credit card business I think reflects where, as consolidation happens, the other major consumer lending businesses are. So it is very interesting in its own right as a precursor for some of the other things that happen there.

Now, on the negative side, there is less growth in the consolidation context. I want to come back to our growth prospects in a second. On the positive side, there is a tremendous value in being one of nation's large end game players in the first national business. If you look at the advertising that is done on TV -- for example, we talk about building national brand -- you look at what people are advertising, particularly Citibank and Chase, what they are advertising, it is credit cards. By the way, it is not all they sell; the last time I checked, they sell an awful lot of things, but they keep advertising credit cards. I don't think it's an accident. Credit cards are their most

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penetrated national business. So in many ways credit card business -- and I live this now everyday -- the power of the credit card business as the first national business that is the enabler of all of these other things to happen. It is an incredible profit generation machine, the tens of millions of dollars of customer set-up, tremendous cross-sell opportunity, it really gives the financial backing for brand development and so on, the information that we get on customers and everything, really the know-how and the scale to be able to play a lot of the other businesses like auto finance.

With respect to the current situation in the credit card business, I sometimes think that as businesses go from growth to their maturity phase, I have found over the past years in my consulting days, in many ways the most challenging time for the industry was actually at the cusp of when the industry was really slowing down. As competitors out there go through the period of stopping budgeting the big growth and start to internalize, that this is not the growth opportunity that it once was. So I think there may be a little rationalization as the industry turns that corner.

I think the biggest challenge in the credit card business and one we have chosen to take a divergent direction from some of our competitors is that in certain parts of the heavy revolver marketplace, the combination of deep and very extended teaser rate pricing, combined with terms and conditions in secondary pricing, that has created a situation where there are going to be a lot of customers over time that are pretty disappointed with the product that they get relative to what they expected to get. And I think this is inconsistent with the building of a franchise, and as we have done it a number of times before, we walk away from parts of the business that we think are structurally not attractive.

So our growth, where we have announced -- projected basically low single digit growth in the credit card business this year, an important contributor to that number is the fact that we have chosen not to participate in parts of the credit card business that I think are inconsistent with building a franchise. Meanwhile, we have some real robust growth opportunities and things like the rewards business.

So Bruce, that is a quick answer, or maybe it wasn't so quick. But in any event, if you want to come to breakout, thank you. I would love to see you there. See you at the breakout.

Bruce Harting - Lehman Brothers - Analyst

Thank you, Rich.

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